Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

March 8, 2013

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Universal Capital Management, Inc.

Form 10-K for the Year Ended April 30, 2012

Filed August 14, 2012

File No. 000-51132

Form 10-K for the Year Ended April 30, 2011

Filed August 15, 2011

File No. 814-00701

Dear Mr. Gordon:

Universal Capital Management, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of February 28, 2013 pertaining to the Company’s Form 10-K for the Years Ended April 30, 2012 and 2011 (the “Filings”) as filed with the Securities & Exchange Commission (the “Commission”) on August 15, 2012 and August 15, 2011, respectively, Files No. 000-51132 and 814-00701.  Additionally, the Company had a telephone conversation with Mr. Isaac Esquivel of the Commission to clarify how to properly respond to the comments.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 28, 2013.

 Form 10-K for the year ended April 30, 2012

General

1.

Please amend your 10-K filings for the years ended April 30, 2012 and 2011 to provide audited financial statements to comply with Article 3 of Regulation S-X.

Response:  In consideration of your comment, the Company has recently re-engaged its Independent Registered Public Accounting Firm (“Auditor”) to complete the audit of the Company financial statements for the years ended April 30, 2012 and 2011.  Additionally, the Auditor will review previous Company Form 10-Q filings submitted to the Commission.  The Company will provide amended Form 10-K and 10-Q filings to the Commission on or before May 10, 2013.

Universal Capital Management, Inc.

2601 Annand Drive, Suite 16

Wilmington, DE 19808

In connection with the Company’s responding to the comments set forth in the February 28, 2013 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Michael D. Queen
Michael D. Queen
Chief Executive Officer

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